___________________________________________________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

____________________________________________

FORM 6 - K

____________________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2004

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street

P.O. Box 49330, Bentall Postal Station

Vancouver, British Columbia

Canada V7X 1P1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                Form 40-F  ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No   ✓

___________________________________________________________________________________________________________________________

PLACER DOME EARNS $60 MILLION IN THE FIRST QUARTER OF 2004

APRIL 26, 2004

Vancouver, Canada: Placer Dome Inc. (NYSE, TSX, ASX: PDG) announces first quarter earnings of $60 million or $0.15 per share. Placer Dome's share of gold production for the first quarter was 929,000 ounces as the company continued its record of strong performance.

President and CEO Jay Taylor said the first quarter continued to show the strength of Placer Dome's portfolio of assets. "We had an excellent quarter. Our production, cost and financial performance puts us well on the way to achieving our objectives for the year."

MANAGEMENT'S DISCUSSION AND ANALYSIS

(United States ("U.S.") dollars, in accordance with U.S. generally accepted accounting principles ("GAAP"))

Throughout this document, "Placer Dome" is defined to be Placer Dome Inc., its consolidated subsidiaries and its proportionate share of unincorporated joint venture interests. Placer Dome's share is defined to include the proportionate share of results of incorporated joint ventures and exclude minority shareholders' percentage of results in non-wholly owned subsidiaries. The "Corporation" and "the company" refer to Placer Dome Inc. This Management's Discussion and Analysis ("MD&A") was made as of April 26, 2004.

Highlights

Placer Dome's share of production was 929,000 ounces of gold in the first quarter of 2004, an increase of 3% over the same period in 2003. The increase was due to the acquisition of the North Mara mine, combined with higher production from the Porgera, Henty and Turquoise Ridge mines, partially offset by the temporary closure at Golden Sunlight, the focus of mining operations at Bald Mountain on pre-stripping, and reduced production from the Cortez and Granny Smith mines. Copper production was 109 million pounds, an increase of 8% from the same quarter in 2003 as both the Zaldivar and Osborne mines exceeded production budgets.

Consolidated net earnings in accordance with U.S. GAAP for the first quarter of 2004 were $60 million ($0.15 per share), driven by higher production and stronger copper prices, compared with $63 million ($0.15 per share) for the same period in 2003. Mine operating earnings increased to a record $157 million for the quarter, a 64% increase over the first quarter in 2003 as both gold and copper operations generated stronger earnings. Cash from operations increased to $134 million, an increase of 58% from the same quarter in 2003.

Suite 1600, Bentall IV 1055 Dunsmuir Street (PO Box 49330, Bentall Postal Station) Vancouver, British Columbia, Canada V7X 1P2	Tel: 604.682.7082 Fax: 604.682.7092 Visit us at www.placerdome.com

Placer Dome's realized price was $398 per ounce of gold versus a spot price average of $408 per ounce as Placer Dome continued its stated objective of delivering into all positions that matured in the quarter. As a result of this and through early deliveries, the program was reduced by 400,000 ounces to a maximum of 10.1 million committed ounces.

Placer Dome's share of cash and total gold production costs during the quarter were $233 and $287 per ounce, respectively, an increase of 13% and 8%, respectively, from the same quarter in 2003. The increase in cash costs per ounce was due primarily to the continued appreciation of foreign currencies against the U.S. dollar. Cash and total copper production costs were $0.52 and $0.66 per pound, respectively. These costs were approximately the same as the first quarter in 2003 as stronger production offset foreign exchange and input commodity cost pressures.

(i)

With the finalization of the AurionGold Limited ("AurionGold") purchase price allocation in the fourth quarter of 2003, there were several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, the results for the first quarter of 2003 have been restated to reflect these changes.

(ii)

Cash from operations per share and cash and total production costs per ounce and pound are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. Please refer to the Non-GAAP Measures section for further detail.

Outlook

Placer Dome's production and cost guidance remains unchanged. For 2004, Placer Dome expects its share of production to be approximately 3.6 million ounces of gold and 400 million pounds of copper. Gold cash and total costs are forecast at between $225 and $230 per ounce and $290 to $295 per ounce, respectively. Copper cash and total costs are forecast at about $0.51 and $0.67 per pound, respectively.

Capital expenditures remain forecast at $295 million, excluding pre-stripping and deferred stripping expenditures of $30 and $55 million, respectively.

The government of Chile has announced its intent to send to Congress a legislative proposal that would, if passed, require increased contributions from the mining industry. The precise details of the charge and the probability of its enactment are still uncertain. The initial announcement indicates a percentage of gross sales up to 3% with the percentage dependent on the level of a mine's operating margins. Draft legislation is expected to be introduced in Congress by the end of May. The nature of the proposed legislation will require a super majority of four-sevenths of the vote in both the Chilean House and Senate in order to pass. While many details are not yet known, if enacted, the legislation would have a cost impact on Zaldivar and La Coipa and the potential development of the Cerro Casale project.

In accordance with Placer Dome's accounting policies, a non-cash charge of $34 million, previously recognized in accumulated comprehensive income, relating to the cumulative foreign exchange translation loss on its investment in Misima will be recognized on cessation of commercial production from the property. This is currently expected to be in May 2004.

Exploration and Development Projects

Pueblo Viejo remains on schedule for completion of pre-feasibility studies in the second half of 2004. The announced 11,000 metre infill drill program is 75% complete with assays pending. The objective of the program is to better define the higher-grade portion of the ore-body that would be mined in the initial years. Detailed metallurgical test work of autoclave processing is in progress. The continuous integrated pilot plant testing being conducted at the Lakefield laboratory is scheduled for completion in early May.

Placer Dome updated the capital and operating costs for the feasibility study for its 51% owned Cerro Casale project in Chile originally prepared in January 2000. The update indicates an increase in project capital from $1.43 billion to $1.65 billion. The project capital estimate, in the update of the feasibility study, includes a contingency of $150 million. Site operating costs increased marginally from $4.70 to $4.90 per tonne milled. The joint venture is continuing to evaluate a range of financing options to identify terms and conditions that would produce an acceptable financing structure and enable a decision on project development.

The Donlin Creek project continues to progress along its evaluation schedule.

Placer Dome continues to focus on optimizing the use of its mines' infrastructure by exploring to expand mineral reserves at existing operations. During the first quarter of 2004, exploration expenditures totaled $16 million, $13 million of which related to existing mines, with major focuses on the Cortez, North Mara, Musselwhite and Porcupine operations. In addition to the mine-site focus, drill programs have been completed or are under way at eight projects, and drill target definition is proceeding on a further 12 properties.

Detailed Review of Financial Results

Earnings

Consolidated net earnings in accordance with U.S. GAAP for the first quarter of 2004 were $60 million ($0.15 per share), compared with $63 million ($0.15 per share) for the same period in 2003.

In the first quarter of 2004, Placer Dome's net earnings were impacted by unrealized non-hedge derivative after-tax losses of $5 million (2003 - gains of $35 million). The first quarter of 2003 net earnings include the effect of the adoption of a new accounting standard relating to accounting for post mining related asset retirement obligations. The cumulative effect of this change was a non-cash decrease in after-tax earnings of $17 million.

Mine operating earnings for the first three months of 2004 were $157 million, an increase of 64% or $61 million over 2003 due primarily to higher contributions from copper.

Gold operating earnings increased by 11% to $94 million in the first quarter of 2004 compared with $85 million in 2003. Gold sales revenue for the quarter was $361 million compared with $330 million in the prior year period, an increase of 9% reflecting a $41 per ounce increase in the average realized price, partially offset by a 2% decrease in sales volume as higher inventory levels compared to the prior year period more than offset the increased production. The increase in the average realized sales price was due to a 16% increase in the average market price, partially offset by a decrease in the contribution from Placer Dome's precious metals sales program to negative $10 million in the first quarter of 2004 from positive $6 million in the first quarter of 2003.

Placer Dome's share of cash and total production costs per ounce for the period were $233 and $287, respectively, compared with $207 and $265 in the prior year period. The increase in cash costs per ounce was due primarily to the appreciation of the South African rand, the Canadian and Australian dollars, the Papua New Guinean kina and the Chilean peso against the U.S.dollar (cumulatively $20 per ounce), partially offset by a positive $5 million contribution from Placer Dome's currency hedging program.

Copper operating earnings of $67 million in the first quarter of 2004 were 415% higher than 2003. Copper sales revenue for the quarter was $145 million compared with $77 million in the 2003 period, reflecting a 65% increase in the average spot price and a 15% increase in sales volume, partially offset by a negative contribution of $8 million from Placer Dome's copper hedging program. Consolidated copper production in the first quarter of 2004 was 108.8 million pounds (49,350 tonnes), up 8% from the prior year period due to higher production at the Osborne and Zaldivar mines. Placer Dome's share of cash and total production costs per pound of copper for the period were $0.52 and $0.66, respectively, compared with $0.51 and $0.66, respectively, in 2003. The increase in unit production costs primarily reflects the appreciation of the Australian dollar and the Chilean peso against the U.S. dollar and higher energy and shipping costs, partially offset by higher production.

Cash from Operations

Cash from operations was $134 million in the first quarter of 2004, compared with $85 million in the corresponding period in 2003. Excluding the impact of non-cash working capital, cash from operations was $144 million in the first quarter of 2004, compared with $103 million in the prior year period. The increase of 40% primarily reflects an increase in mine operating earnings, partially offset by an increase in cash taxes.

Expenditures on property, plant and equipment in the first three months of 2004 amounted to $69 million, an increase of $30 million compared with the corresponding prior period. The expenditures included outlays of $16 million for the main shaft and underground development at the South Deep Mine (2003 - $13 million), $11 million for underground development at Turquoise Ridge, $5 million for pre-stripping at Golden Sunlight, $4 million for the mill upgrade at North Mara and $3 million for processing enhancements at Zaldivar (2003 - $7 million).

Financing activities in the first three months of 2004 included net debt additions of $1 million and proceeds of $15 million on the exercise of common share stock options. In the first quarter of 2003, financing activities included the issuance of $200 million of 6.375% 30-year debentures and the repayment of $137 million of debt assumed in the AurionGold acquisition. Consolidated current and long-term debt balances at March 31, 2004, were $1,190 million, compared with $1,189 million at December 31, 2003.

On March 31, 2004, consolidated cash and short-term investments amounted to $675 million, an increase of $84 million from the beginning of the year. Of the consolidated balance of cash and short-term investments, $657 million was held by Placer Dome and its wholly owned subsidiaries. At March 31, 2004, Placer Dome also had $782 million of undrawn bank lines of credit available.

Forward Sales and Options

During the first quarter of 2004, Placer Dome reduced the maximum committed ounces under its precious metals sales program by 0.4 million ounces to 10.1 million ounces. Committed ounces were reduced during the year by delivering into hedge contracts and through early delivery of forward sales. This represents maximum committed ounces as a percentage of reserves at December 31, 2003 of 17% at an average expected realized price of approximately $393 per ounce for delivery over 13 years. Looking forward, Placer Dome expects to reduce its maximum committed ounces to nine million ounces by December 31, 2004. This would represent a cumulative decrease of approximately 14% for the year. See note 8 of the unaudited interim consolidated financial statements for detailed allocation of the metals sales and currency programs.

The mark-to-market value of Placer Dome's precious metals sales program at March 31, 2004, based on spot prices of $423.70 per ounce for gold, $7.845 per ounce for silver and an Australian to U.S. dollar ("AUD/USD") exchange rate of $1.3104, and the period-over-period change in the mark-to-market value are detailed below. The mark-to-market amount reflects the value that would have been paid to counterparties if the contracts were closed out on March 31, 2004 under prevailing market conditions without allowance for market illiquidity. At April 22, 2004, based on spot prices of $392.30 per ounce for gold, $6.230 per ounce for silver and an AUD/USD exchange rate of $1.3661, the mark-to-market value was negative $426 million.

$millions
Mark-to-market value at December 31, 2003	(705)
Cash value realized	12
Change in spot price	(58)
Change in the AUD/USD exchange rate	6
Accrued contango	39
Change in volatility, interest rates and gold lease rates	20
Mark-to-market value at March 31, 2004	(686)
Provision included in Deferred Commodity and Currency Sales Contracts and Derivatives liability relating primarily to the fair value of the AurionGold and East African Gold precious metal hedge books remaining from the acquisitions by Placer Dome	192
Net unrealized mark-to-market value at March 31, 2004	(494)

The net unrealized mark-to-market value of negative $494 million reflects the income statement effect that Placer Dome could expect to incur had it closed out its contracts at March 31, 2004 under prevailing metal prices, foreign exchange rates, interest rates and volatilities.

The mark-to-market and unrealized mark-to-market amounts are not estimates of future gains or losses which depend on various factors including contango and interest rates, gold lease rates and the then prevailing spot price.

For the copper sales and currency derivative programs, the mark-to-market value of forward and option contracts on March 31, 2004, was negative $75 million based on a spot copper price of $1.391 per pound (December 31, 2003 - negative $25 million based on a spot copper price of $1.053 per pound) and positive $47 million based on a foreign exchange rate of AUD/USD - 1.3104 (December 31, 2003 - positive $45 million based on a foreign exchange rate of AUD/USD - 1.3319), respectively. At April 22, 2004, the mark-to-market value of forward and option contracts was negative $50 million for copper based on a spot copper price of $1.284 per pound and positive $39 million for currencies based on a foreign exchange rate of AUD/USD - 1.3661, respectively.

Other Income Statement Items

Costs related to general and administrative, exploration, technology, resource development and other totalled $45 million in the first quarter of 2004, an increase of $4 million from the prior year period. The $2 million increase in exploration was due to additional mine site exploration primarily at Campbell and North Mara. Resource development, technology and other expenses decreased $1 million as the cessation of Turquoise Ridge holding costs more than offset the increase in expenditures on the Pueblo Viejo development study and the Wallaby underground feasibility study. The increase in general and administration costs was primarily due to the weakening U.S. dollar and costs associated with increased corporate activities.

Pre-tax non-hedge derivative losses in the first three months of 2004 were $7 million (2003 - gain of $48 million). Included in this amount are net unrealized non-cash losses of $5 million (2003 - gain of $49 million). The 2003 gains were primarily related to the mark-to-market value changes on foreign currency forward and option contracts and Australian dollar denominated metal derivative instruments acquired with AurionGold, which do not qualify for hedge accounting, covering future periods.

Interest and financing expenses were $19 million and $18 million in the first quarter of 2004 and 2003, respectively. The increase relates to higher average debt levels in the 2004 period, partially offset by lower interest rates.

The effective tax rate during the period increased to 35% compared to 9% in the prior year period. This increase was primarily due to Placer Dome having utilized deferred tax assets during in 2003 that had a valuation allowance against them. At December 31, 2003, the majority of the valuation allowance against the U.S. assets had been reversed.

The first quarter 2003 net earnings include the effect of the adoption of a new standard (SFAS 143 'Accounting for Asset Retirement Obligations') relating to accounting for post mining related asset retirement obligations. The new standard requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred (see note 2 to the unaudited interim consolidated financial statements for more details). The cumulative effect of this change was a non-cash reduction in earnings on a pre-tax and after-tax basis of $23 million and $17 million, respectively.

Share Capital

As at April 22, 2004, the Corporation had 413,063,139 common shares outstanding. As at the same date, it had $230 million in convertible debentures outstanding, none of which were in a position to be converted on April 22, 2004. If conversion were possible, the total number of common shares the Corporation would have to issue on conversion on that date would be 10,991,631. As at April 22, 2004, the Corporation had 16,264,909 share options outstanding under its stock based incentive plans. If all of these options were exercised on that date, the Corporation would have to issue 16,264,909 common shares.

Review of Mining Operations

Notes to the Production and Operating Summary:

(1)

Mine operating earnings represent 100% of the results of mines owned by Placer Dome and its subsidiaries and a pro-rata share of joint ventures. "Consolidated operating earnings", (and the related sub-totals), in accordance with accounting principles generally accepted in the U.S., exclude the pro-rata share of La Coipa, a non-controlled incorporated joint venture. Mine operating earnings comprises sales, at the spot price, less cost of sales including reclamation costs, depreciation and depletion for each mine, in millions of U.S. dollars. Pursuant to SFAS 109 - Accounting for Income Taxes, on business acquisitions, where differences between assigned values and tax bases of property, plant and equipment acquired exist, Placer Dome grosses up the property, plant and equipment values to reflect the recognition of the deferred tax liabilities for the tax effect of such differences. Other mine operating earnings includes a charge of $2 million in the three months ended March 31, 2004 (2003 - $2 million) related to the amortization of the property, plant and equipment allocation.

(2)

Components of Placer Dome's share of cash and total production costs in accordance with the Gold Institute Standard:

	For the three months ended March 31
	2004 $/oz	2003 $/oz
Direct mining expenses	221	198
Stripping and mine development adjustment	(6)	(5)
Third party smelting, refining and transportation	1	1
By-product credits	(2)	(2)
Cash operating costs per ounce	214	192
Royalties	15	12
Production taxes	4	3
Total cash costs per ounce	233	207
Depreciation	33	34
Depletion and amortization	17	18
Reclamation and mine closure	4	6
Total production costs per ounce	287	265

(3)

Recovery percentage is difficult to accurately measure at heap leach operations.

(4)

Activities at Bald Mountain were focused on pre-stripping of Stage 7 of the Top Pit in the first quarter of 2004. Production at Stage 7 is scheduled to ramp up during 2004.

(5)

The Cortez mine processes material by way of carbon-in-leach ("CIL") and heap leaching.

	For the three months ended March 31
	Millfeed (000s tonnes)	Grade (g/t)	Recovery (%)	Production (ozs)
Carbon-in-leach
2004	469	6.1	88.9%	82,073
2003	551	8.9	91.0%	143,771
Heap leach
2004	5,547	0.8	note 3	78,124
2003	1,522	1.2	note 3	27,920
Sale of carbonaceous ore
2004	58	5.9	85.2%	9,310
2003	85	7.8	88.4%	18,718
Total
2004	6,074	1.2	note 3	169,507
2003	2,158	3.4	note 3	190,409

(6)

Production from Golden Sunlight was suspended in December 2003 and will recommence when ore is delivered from Stage 5B (pre-stripping started in September 2003 with production scheduled to commence in mid-2005).

(7)

Production from Turquoise Ridge relates to third party ore sales. On December 23, 2003, Placer Dome and Newmont Mining Corporation formed the Turquoise Ridge Joint Venture. Results prior to this represent 100% of the mine's results, and 75% thereafter. The cash and total cost per ounce balances do not include the cost of processing the ore.

(8)

On October 22, 2002, Placer Dome gained control of AurionGold. This increased the company's ownership in the Granny Smith mine to 100% and the Porgera mine to 75% from 60% and 50%, respectively, and added the Henty, Kalgoorlie West and Kanowna Belle mines to Placer Dome's holdings. With the finalization of the AurionGold purchase price allocation in the fourth quarter of 2003, there have been several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, the results for the first quarter of 2003 have been restated.

(9)

Osborne produces copper concentrate with gold as a by-product. Therefore, gold unit costs are not applicable.

(10)

Silver is a by-product at the Misima mine. For the three months ended March 31, 2004, Misima produced 117,000 ounces of silver and 202,000 ounces for the prior year period. Mining was completed at Misima in May 2001, but processing of stockpiled ore is anticipated to continue until May 2004.

(11)

Gold and silver are accounted for as co-products at La Coipa. Gold equivalent ounces are calculated using a ratio of the silver market price to gold market price for purposes of calculating costs per equivalent ounce of gold. The equivalent ounces of gold produced at La Coipa were 40,550 ounces and 34,317 ounces for the three months ended March 31, 2004 and 2003 respectively. At La Coipa, production for silver was 0.7 million ounces for the three months ended March 31, 2004 and 0.9 million ounces for the prior year period.

(12)

On July 23, 2003, Placer Dome completed the acquisition of East African Gold Mines Limited which owns 100% of the open pit North Mara mine in northern Tanzania.

(13)

Estimated 2004 annual unit costs for the Canadian, Australian, Papua New Guinean, Chilean and South Deep mines are based on Canadian and Australian dollar, Papua New Guinean kina, Chilean peso and South African rand exchange rates to the U.S. dollar of 1.33, 1.30, 3.27, 670, and 7.00 to 1, respectively. Any change from these exchange rates would have an impact on the unit costs. At March 31, 2004 these exchange rates were 1.31, 1.32, 3.25, 614, and 6.31 to 1, respectively.

Review of Mining Operations

Canada

On average, the Canadian dollar appreciated 15% against the U.S. dollar in the first quarter of 2004 compared to the first quarter of 2003.

Production at the Campbell mine in the first three months of 2004 decreased by 17% from the prior year period. The majority of the decrease came as a result of development delays in one stope with the remainder attributable to seismic events which impacted planned access to certain other stopes. Cash costs per ounce increased by $101 or 52% from the prior period due to the appreciation of Canadian dollar and the decrease in production. Overall, production and cash and total costs per ounce for 2004 are still forecast at approximately 208,000 ounces and $230 and $300, respectively.

At the Musselwhite mine, Placer Dome's share of production for the first quarter was 13% higher than the prior year period as increased throughput more than offset slightly lower grades and recoveries. Cash costs per ounce were approximately the same as the prior year period as the increased production offset the appreciation of the Canadian dollar and increased short-term development activities. Work on several prospective areas to provide feed to maintain the higher levels of mill throughput is ongoing.

Placer Dome's share of production in the first quarter for the Porcupine Joint Venture was 9% higher than the prior year period due primarily to higher underground grades. Cash costs per ounce were 3% lower than the prior year period as the combination of increased production and cost savings more than offset the appreciation of the Canadian dollar. The Dome underground mine is expected to close, as planned, in late May of this year. Overburden removal at the Pamour mine is expected to commence in the third quarter of 2004, with gold production expected to start in the third quarter of 2005.

United States

Placer Dome's share of production from the Cortez mine in the first three months of 2004 decreased by 11% compared with the 2003 period. This was due primarily to lower grades, throughput and recovery in the CIL process, partially offset by higher production from the heap leach operations due to increased tonnes placed on the leach pads. Cash costs per ounce were 37% higher than in the prior year period, primarily due to the lower CIL grades and an increased proportion of production from the relatively lower grade heap leach ore. Exploration and resource development work continues on the Cortez Hills deposit.

Production at Golden Sunlight was 97% less than in the prior year period, reflecting the cessation of milling in December 2003. Activities at site are currently focused on the pre-stripping of Stage 5B which started in September 2003. Gold production is scheduled to recommence in mid-2005.

Placer Dome's share of production from Turquoise Ridge, which recommenced operations on April 1, 2003, in the first three months of 2004 was 42,494 ounces of gold. The operation is expected to reach annualized production of 300,000 ounces (Placer Dome's share 225,000 ounces) of gold by December 2004. Delays in accessing high-grade stopes have resulted in Placer Dome's estimated share of production for 2004 being decreased by 65,000 ounces from that previously disclosed in the 2003 Annual Report to 160,000 ounces with an increase in estimated cash and total costs per ounce to $235 and $250, respectively.

Australia and Papua New Guinea

On average, the Australian dollar and the Papua New Guinean kina appreciated 29% and 16%, respectively, against the U.S. dollar in the first quarter of 2004 compared to the first quarter of 2003.

At the Porgera mine, Placer Dome's share of production in the first three months of 2004 was 33% above 2003 levels due to higher grade and increased throughput as a result of the mining of softer material during the current quarter. Cash costs per ounce were $180 or 25% lower than the prior period, primarily due to the increase in production partially offset by the appreciation of the Australian dollar and Papua New Guinean kina. Underground production at Porgera previously expected to cease in 2007 is now expected to continue until 2008. Primarily as a result of the positive production experience in the first quarter of 2004, Placer Dome's share of forecast production for 2004 has been increased by 32,000 ounces from that previously disclosed in the 2003 Annual Report to 710,000 ounces with no change in previously forecast cash costs per ounce and a decrease of $10 in previously forecast total costs per ounce.

At the Granny Smith mine, production for the first quarter was 25% below that of the prior year period. This was primarily due to the planned processing of low-grade stockpiled ore while stripping activities continued on Stage 3 of the Wallaby open pit. It was exacerbated by flooding of the Wallaby open pit during a massive rainfall event in February, delaying recovery of the remaining high-grade ore from Stage 2. Cash costs per ounce were $372 or an 82% increase over the prior period primarily due to the lower gold production and the appreciation of the Australian dollar. Overall production and cash and total costs per ounce for 2004 are still forecast at approximately 286,000 ounces and $310 and $370, respectively.  The Wallaby underground feasibility study and related underground development is on time and on budget.

Production from Kalgoorlie West during the quarter was 8% below that of the prior year period as changes in production scheduling resulted in lower throughput and grade, partially offset by increased recoveries. Cash costs per ounce in the quarter increased by 4% compared to the prior year period as the appreciation of the Australian dollar and lower production levels were partially offset by the fact that 2003 unit costs included higher maintenance costs and the impact of processing lower-grade stockpiled ore. Total costs per ounce were 11% below the prior year period, primarily due to the mining of different ore bodies in 2004. Joint venture negotiations with respect to the Raleigh underground mine have yet to be completed, resulting in a deferral of scheduled production previously disclosed as commencing late in 2004.

At the Kanowna Belle mine, production for the three months ended March 31, 2004 was 13% below that of the prior year period due to lower grades, as ground problems resulted in the use of low-grade stockpiled ore to supplement mill feed. Cash costs per ounce of $264 were 43% higher than the prior year quarter due primarily to the appreciation of the Australian dollar and decreased production levels.

At the Osborne mine, copper and gold production in the first quarter of 2004 were 23.0 million pounds and 9,863 ounces, an increase of 11% and 39%, respectively, from the prior year period due to higher throughput and recoveries and higher gold grades. Cash and total costs per pound of copper (Osborne produces copper concentrate with gold as a by-product) were $0.65 and $0.76, respectively, 10% and 1% above prior period levels as higher shipping costs and the appreciation of the Australian dollar were only partially offset by the increase in production.

South Africa and Tanzania

At the South Deep mine, Placer Dome's share of production for the first quarter of 2004 was 45,857 ounces, a 6% decrease from the prior year period due primarily to lower milled grades. Issues relating to the implementation of continuous operating working arrangements resulted in the need to use low-grade surface ore to supplement mill feed. Unit cash costs increased by 58% due to a 23% appreciation in the rand relative to the U.S. dollar, lower production levels and an inflation rate of 8%. Due to these implementation issues, Placer Dome's share of forecast production for 2004 has been decreased by 21,000 ounces from that previously disclosed in the 2003 Annual Report to 227,000 ounces with no change in previously forecast cash and total costs per ounce. During the quarter, work on the mineral resource and mineral reserve estimates continued with an announcement of the revised estimates currently expected in the second half of this year. Work on the South Deep Twin Shaft project is ongoing with no change in the previously announced completion date.

On April 23, 2004, the President of the Republic of South Africa proclaimed that the Mineral and Petroleum Resources Development Act of 2002 would come into operation on May 1, 2004.

Production from the North Mara mine (acquired in July 2003) during the quarter was 49,420 ounces approximately 25% above expectations. This is primarily due to higher grades as a result of changes in mine scheduling. Cash costs per ounce were lower than expected primarily due to the higher production levels. The changes in mine scheduling are not expected to have a significant impact on previously disclosed forecasts of 2004 gold production and unit costs. The mill expansion is on time and on budget with completion expected at the beginning of November of this year.

Chile

At the Zaldivar mine, copper production for the first quarter of 2004 was 85.9 million pounds, an increase of 7% from the prior year period due to increases in leached tonnes and grade.  Cash and total costs per pound during the period were $0.49 and $0.64, respectively, in line with the prior year period as increased production and lower operating costs combined to offset the average 25% appreciation of the Chilean peso to the U.S. dollar compared with the first quarter of 2003.

Canadian GAAP

Placer Dome also prepares a reconciliation highlighting the material differences between its interim financial statements as prepared in accordance with U.S. GAAP as compared to interim financial statements prepared under Canadian GAAP as well as a Management's Discussion and Analysis focusing on these differences (see note 11 to the interim unaudited consolidated financial statements).

Non-GAAP Measures

Placer Dome has included certain non-GAAP performance measures throughout this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. Placer Dome believes that, in addition to conventional measures, prepared in accordance with U.S. GAAP, certain investors use this information to evaluate Placer Dome's performance and its ability to generate cash flow for use in investing and other activities. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Set out below are definitions for these performance measures and reconciliations of the non-GAAP measures to reported GAAP measures.

Cash from Operations per Common Share

Cash from operations per common share is determined by dividing the cash from operations by the weighted average number of common shares outstanding during the period, as follows:

	For the three months ended March 31
	2004	2003
Cash from operations ($ millions)	134	85
Weighted average number of common shares (millions)	412.1	408.8
Cash from operations per common share	$0.33	$0.21

Unit costs

A reconciliation of costs per ounce of gold produced, calculated in accordance with the Gold Institute Standard, and costs per pound of copper produced to the Cost of Sales and Depreciation and Depletion is included below:

(in millions of dollars except production and unit costs) (i)

	For the three months ended March 31
	2004				2003
	Gold		Copper		Gold		Copper
	Cost of Sales	Depreciation	Cost of Sales	Depreciation	Cost of Sales	Depreciation	Cost of Sales	Depreciation
Reported	289	62	-	-	247	66	-	-
Copper	(66)	(17)	66	17	(53)	(14)	53	14
Corporate (ii)	(2)	(4)	-	-	3	(4)	-	-
Related to metal produced	221	41	66	17	197	48	53	14
Add La Coipa	8	3	-	-	7	3	-	-
Deduct minority interest	(2)	-	-	-	(1)	-	-	-
By-product	(2)	-	(5)	-	(2)	-	(3)	-
Roast ore costs	(13)	-	-	-	-	-	-	-
Reclamation	(4)	4	-	-	(6)	6	-	-
Inventories	(4)	(2)	(8)	(2)	(8)	(3)	(3)	-
Other (iii)	-	1	4	-	1	(1)	5	1
	204	47	57	15	188	53	52	15
Production reported (i)	928	928	109	109	903	903	101	101
Osborne gold ozs.	(10)	(10)	-	-	(7)	(7)	-	-
Roast ore ozs	(51)	(51)	-	-	-	-	-	-
Golden Sunlight	(2)	(2)	-	-	-	-	-	-
La Coipa gold equivalents ozs.	11	11	-	-	12	12	-	-
Production base for calculation	876	876	109	109	908	908	101	101
Unit costs (i)	233	54	0.52	0.14	207	58	0.51	0.15

(i)

Gold production is in thousands of ounces, and unit costs for gold are in $/oz. Copper production is in millions of pounds, and unit costs for copper are in $/lb.

(ii)

Corporate depreciation includes the amortization of tax gross ups (see note 4(b)(v) to the interim unaudited consolidated financial statements).

(iii)

Other consists of management fees and unusual costs such as significant severance or costs incurred during a temporary mine shut down, which are excluded from the determination of unit costs and smelting charges which are netted against sales revenue but included in the determination of unit costs.

PLACER DOME INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(millions of United States dollars, except share and per share amounts, U.S. GAAP)

(unaudited)

	For the three months ended March 31
	2004 $	2003 (restated-note 3(c)) $
Sales (note 4)	508	409
Cost of sales	289	247
Depreciation and depletion	62	66
Mine operating earnings (note 4(b))	157	96
General and administrative	15	12
Exploration	16	14
Resource development, technology and other	14	15
Operating earnings	112	55
Non-hedge derivative gain (loss)	(7)	48
Investment and other business income	2	1
Interest and financing expense	(19)	(18)
Earnings before taxes and other items	88	86
Income and resource tax provision	(31)	(8)
Equity in earnings of associates	3	2
Net earnings before the cumulative effect of changes in accounting policies	60	80
Change in accounting policy (note 2)	-	(17)
Net earnings	60	63
Comprehensive income	32	63
Per common share
Net earnings (and diluted net earnings) before the cumulative effect of changes in accounting policies	0.15	0.20
Net earnings	0.15	0.15
Diluted net earnings	0.14	0.15
Dividends	0.05	0.05
Weighted average number of common shares (millions)
Basic	412.1	408.8
Diluted	416.8	409.2

(See accompanying notes to the consolidated financial statements)

PLACER DOME INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of United States dollars, U.S. GAAP)

(unaudited)

	For the three months ended March 31
	2004 $	2003 (restated-note 3(c)) $
Operating activities
Net earnings	60	63
Add (deduct) non-cash items
Depreciation and depletion	62	66
Deferred stripping adjustment	-	(3)
Unrealized loss (gain) on derivatives	5	(49)
Deferred reclamation	3	5
Deferred income and resource taxes	9	1
Change in accounting policy (note 2)	-	17
Other items, net	5	3
Cash from operations before change in non-cash working capital	144	103
Change in non-cash operating working capital	(10)	(18)
Cash from operations	134	85
Investing activities
Property, plant and equipment	(69)	(39)
Short-term investments	(1)	(1)
Other, net	3	2
	(67)	(38)
Financing activities
Long-term debt and capital leases financing
Borrowings (note 7)	5	197
Repayments (note 7)	(4)	(139)
Common shares issued	15	1
	16	59
Increase in cash and cash equivalents	83	106
Cash and cash equivalents
Beginning of period	582	537
End of period	665	643

(See accompanying notes to consolidated financial statements)

PLACER DOME INC.

CONSOLIDATED BALANCE SHEETS

(millions of United States dollars, U.S. GAAP)

(unaudited)

ASSETS

	March 31 2004 $	December 31 2003 $
Current assets
Cash and cash equivalents	665	582
Short-term investments	10	9
Accounts receivable	140	131
Income and resource tax assets	17	17
Inventories (note 5)	229	244
	1,061	983
Investments	50	51
Other assets (note 6)	178	168
Deferred commodity and currency sales contract and derivatives	54	48
Income and resource tax assets	186	186
Deferred stripping	107	107
Purchased undeveloped mineral interests	402	429
Goodwill	515	515
Property, plant and equipment
Cost	4,245	4,171
Accumulated depreciation and amortization	(2,187)	(2,143)
	2,058	2,028
	4,611	4,515

LIABILITIES AND SHAREHOLDERS' EQUITY

	March 31 2004 $	December 31 2003 $
Current liabilities
Accounts payable and accrued liabilities	248	243
Income and resource taxes liabilities	35	20
Current portion of long-term debt and capital leases	8	10
	291	273
Long-term debt and capital leases (note 7)	1,182	1,179
Reclamation and post closure obligations	228	225
Income and resource tax liabilities	144	152
Deferred commodity and currency sales contracts and derivatives	260	209
Deferred credits and other liabilities	80	78
Commitments and contingencies (notes 8, 9)
Shareholders' equity	2,426	2,399
	4,611	4,515

(See accompanying notes to consolidated financial statements)

PLACER DOME INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(millions of United States dollars, except share amounts, U.S. GAAP)

(unaudited)

	For the three months ended March 31
	2004 $	2003 (restated-note 3(c)) $
Common shares (i), beginning of period	2,023	1,992
Exercise of options	15	1
Common shares, end of period	2,038	1,993
Accumulated other comprehensive loss, beginning of period	(35)	(50)
Unrealized gain (loss) on securities	1	(2)
Unrealized gain (loss) on derivatives
Copper	(30)	-
Currency	4	2
Reclassification of (gain) loss on derivatives included in net earnings
Copper	1	-
Currency	(4)	-
Accumulated other comprehensive loss, end of period	(63)	(50)
Contributed surplus, beginning of period	66	60
Stock-based compensation	1	(3)
Contributed surplus, end of period	67	57
Retained earnings, beginning of period	345	157
Net earnings	60	63
Common share dividends	(21)	(20)
Retained earnings, end of period	384	200
Shareholders' equity	2,426	2,200

(i)

Preferred shares - unlimited shares authorized, no par value, none issued.

Common shares - unlimited shares authorized, no par value, issued and outstanding at March 31, 2004 - 412,850,069 shares (December 31, 2003 - 411,530,294 shares).

(see accompanying notes to consolidated financial statements)

PLACER DOME INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(all tabular amounts are in millions of United States dollars, U.S. GAAP)

1.

The accompanying interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted ("GAAP") in the United States. They do not include all of the disclosures required by GAAP for annual financial statements. In the opinion of management, the adjustments considered necessary for fair presentation, all of which are of a normal and recurring nature, have been included in these financial statements. Operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2004. For further information, see the Corporation's consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 40-F for the year ended December 31, 2003.

The Corporation also prepares a reconciliation highlighting the material differences between its interim financial statements as prepared in accordance with U.S. GAAP as compared to interim financial statements prepared under Canadian GAAP as well as a Management's Discussion and Analysis focusing on these differences (see note 11). The consolidated net earnings under Canadian GAAP were $63 million and $65 million for the first quarter of 2004 and 2003, respectively.

Certain amounts for 2003 have been reclassified to conform with current year's presentation.

2.

Change in Accounting Policy

On January 1, 2003, Placer Dome adopted SFAS 143, "Accounting for Asset Retirement Obligations" which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice which involved accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. The cumulative affect of the change through January 1, 2003, was to increase Property, plant and equipment by $9 million and increase Deferred credits and other liabilities by $32 million with a one time after-tax charge to net earnings, booked in the first quarter of 2003, of $17 million ($0.04 per share).

3.

Business Acquisitions and Joint Ventures

(a)

Effective December 23, 2003, Placer Dome and Newmont Mining Corporation ("Newmont") formed the Turquoise Ridge Joint Venture. The joint venture is limited to an area of influence surrounding the Turquoise Ridge shaft. Placer Dome retains 100% ownership of properties outside the area of influence. Placer Dome owns 75% of the joint venture and is the operator. Newmont acquired a 25% ownership position in the Turquoise Ridge Joint Venture. The 2% net smelter return royalty of Placer Dome to Newmont which existed prior to the formation of the joint venture has been eliminated. Under an ore sale agreement, Newmont will purchase up to approximately 1,800 tonnes per day of joint venture ore and process it at its cost at its nearby Twin Creeks mill. Placer Dome and Newmont will each contribute their pro-rata share of mine development funding requirements, including capital costs and environmental closure expenses related to future joint venture operations. The Turquoise Ridge Joint Venture is an unincorporated joint venture, and as such is proportionately consolidated.

(b)

On July 23, 2003, the Corporation completed the acquisition of 100% of the shares of East African Gold Mines Limited ("East African Gold"). The purchase price for the acquisition totalled $255 million, comprised of $252 million in cash and approximately $3 million in direct costs incurred by Placer Dome. In addition to this $3 million, East African Gold accrued in its pre acquisition results charges relating to the transaction totalling approximately $7 million. A portion of the purchase price was paid from cash and short term investments with the majority of the purchase price initially being financed. In addition to this consideration, the acquisition included East African Gold's loan for project financing of $43 million at the date of acquisition. The transaction provides Placer Dome with the North Mara open pit gold mine in Northern Tanzania and surrounding land packages. The results of operations of East African Gold have been included in the accompanying financial statements since July 23, 2003.

The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. The overall purchase price allocation is preliminary and will be finalized in the second quarter of 2004 following the completion of an independent appraisal.

(c)

On October 22, 2002, Placer Dome gained control of AurionGold Limited ("AurionGold"). This increased the company's ownership in the Granny Smith mine to 100% and in the Porgera mine to 75% from 60% and 50%, respectively, and added the Henty, Kalgoorlie West and Kanowna Belle mines to the Corporation's holdings. With the finalization of the AurionGold purchase price allocation in the fourth quarter of 2003, there were several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, the operating results for the first three quarters of 2003 have been restated.

4.

Business Segments

Substantially all of Placer Dome's operations are within the mining sector. Due to the geographic and political diversity, Placer Dome's mining operations are decentralized whereby Mine General Managers are responsible for achieving specific business results within a framework of global policies and standards. Regional corporate offices provide support infrastructure to the mines in addressing local and regional issues including financial, human resource and exploration support. Major products are gold, silver and copper produced from mines located in Canada, the U.S., Australia, Papua New Guinea, South Africa, Tanzania and Chile.

(a)

Product segments

	Sales by metal segment
	For the three months ended March 31
	2004 $	2003 $
Gold	361	330
Copper	145	77
Other	2	2
	508	409

(b)

Segment sales revenue and mine operating earnings (loss)

	Sales		Mine Operating Earnings
	For the three months ended March 31
	2004 $	2003 $	2004 $	2003 $
Canada
Campbell	21	18	1	4
Musselwhite	15	12	2	-
Porcupine	22	19	6	2
	58	49	9	6
United States
Bald Mountain (i)	5	12	2	2
Cortez	61	66	30	36
Golden Sunlight (iii)	2	22	1	12
Turquoise Ridge (ii)	15	-	4	-
	83	100	37	50
Australia
Granny Smith	21	27	(4)	6
Henty	12	6	3	-
Kalgoorlie West	38	33	7	(3)
Kanowna Belle	25	30	5	5
Osborne	34	20	10	1
	130	116	21	9
Papua New Guinea
Misima	13	12	3	2
Porgera	78	51	36	11
	91	63	39	13
South Africa
South Deep	18	14	(3)	2
Tanzania
North Mara (iv)	21	-	6	-
Chile
Zaldivar	125	61	65	12
Metal hedging gain (loss)	(18)	6	(18)	6
Currency hedging gain	-	-	5	-
Amortization of tax gross up (v)	-	-	(2)	(2)
Stock-based compensation	-	-	(1)	2
Other	-	-	(1)	(2)
	508	409	157	96

(i)

Activities at Bald Mountain in the first quarter of 2004 were focused on pre-stripping of Stage 7 of the Top Pit. Production at Stage 7 is scheduled to ramp up during 2004.

(ii)

Results include 100% of Turquoise Ridge's operating results up to December 23, 2003 and 75% thereafter. (see note 3(a)). Results from Turquoise Ridge relate to third party ore sales.

(iii)

Production from Golden Sunlight was temporarily suspended in December 2003 and will recommence when ore is delivered from Stage 5B (pre-stripping started in September 2003 with production scheduled to commence in mid-2005).

(iv)

Results include 100% of the operations of the North Mara mine in Tanzania from July 23, 2003 (see note 3(b)).

(v)

Pursuant to SFAS 109 - Accounting for Income Taxes, on business acquisitions, where differences between assigned values and tax bases of property, plant and equipment acquired exist, the Corporation grosses up the property, plant and equipment values to reflect the recognition of the deferred tax assets and liabilities for the tax effect of such differences.

5.

Inventories comprise the following:

	March 31 2004 $	December 31 2003 $
Metal in circuit	102	98
Ore stockpiles	88	83
Materials and supplies	79	81
Product inventories	34	46
	303	308
Long-term portion of ore stockpiles	(74)	(64)
Inventories	229	244

6.

Other assets consist of the following:

	March 31 2004 $	December 31 2003 $
Sale agreement receivable (i)	71	69
Ore stockpiles (note 5)	88	83
Debt issue costs and discounts	17	17
Pension asset	15	13
Other	10	14
	201	196
Current portion of other assets	(23)	(28)
	178	168

(i)

In December 2000, Compania Minera Zaldivar completed the sale of some of its water rights for a sum of $135 million, receivable in fifteen equal annual installments of $9 million commencing July 1, 2001. On a discounted basis, this resulted in a pre-tax gain of $76 million and a corresponding receivable being recorded in 2000. Imputed interest on the receivable is being accrued monthly.

7.

Long-term Debt

On January 31, 2003, Placer Dome repaid, from cash, $137 million of debt, bearing LIBOR based interest rates, assumed in the purchase of AurionGold.

On March 3, 2003, Placer Dome issued $200 million 30-year debentures. The debentures carry an interest rate of 6.375% and are not convertible.

On April 16, 2004, Placer Dome announced that two registration statements related to its $230 million 2.75% Convertible Debentures and $300 million 6.45% Debentures, both originally issued in October 2003, had been filed and declared effective by the Securities and

Exchange Commission. As a result, the Corporation has complied with the Registration Rights Agreements for the instruments.

8.

Consolidated Metals Sales and Currency Programs

At March 31, 2004, based on the spot prices of $423.70 per ounce for gold, $7.845 per ounce for silver and $1.391 per pound for copper and an Australian to U.S. dollar ("AUD/USD") exchange rate of $1.3104, the mark-to-market values of Placer Dome's precious metal and copper sales programs were negative $686 million and negative $75 million, respectively. This does not take into the account the $192 million liability in Deferred commodity and currency sales contracts and derivatives as at March 31, 2004 representing the remaining provision booked on acquisition for the fair value of the AurionGold and East African Gold metal hedge books. For the currency program, the mark-to-market value of its currency forward and option contracts on March 31, 2004, was approximately positive $47 million (based on a foreign exchanges rate of AUD/USD $1.3104), all of which has been recognized through earnings or other comprehensive income.

Gains and losses on Placer Dome's gold and silver forward contracts and cap agreements are recognized in sales revenue on the initial intended delivery date, except in instances where Placer Dome chooses to deliver prior to that date, in which case they are recognized on delivery.  Placer Dome's copper forward contracts are accounted for as cash flow hedges with the change in fair values recorded each period in other comprehensive income and subsequently reclassified to sales revenue on the contract forward date. Changes in the fair values of all other metals financial instruments are recorded each period in earnings in the non-hedge derivative gain (loss) line.

At March 31, 2004, Placer Dome's consolidated metal sales program consists of:

	2004	2005	2006	2007	2008	2009	2010+	Total
Gold (000s ounces):
Forward contracts sold (i) Fixed contracts
Amount	401	947	1,139	1,075	823	269	682	5,336
Average price ($/oz.)	342	347	347	376	388	395	447	374
Fixed interest floating lease rate
Amount	75	100	100	185	387	850	935	2,632
Average price ($/oz.)	309	309	309	354	389	434	467	420
A$ forward contracts
Amount	10	54	63	44	15	30	60	276
Average price ($/oz.)	459	396	427	464	449	455	461	440
Total
Forward contracts sold	486	1,101	1,302	1,304	1,225	1,149	1,677	8,244

A$ forward contracts purchased	(100)	(75)	-	-	-	-	-	(175)
Total
Forward contracts	386	1,026	1,302	1,304	1,225	1,149	1,677	8,069
Call options sold and cap Agreements (ii)
Amount	381	276	249	115	200	-	-	1,221
Average price ($/oz.)	329	362	356	363	394	-	-	356
A$ contracts
Amount	50	65	-	-	-	-	-	115
Average price ($/oz.)	386	382	-	-	-	-	-	384
Total Call option sold and cap agreements	431	341	249	115	200	-	-	1,336
Total
Firm committed ounces (iii)	817	1,367	1,551	1,419	1,425	1,149	1,677	9,405
Contingent call options sold (iv)
Knock-in (up and in)
Amount	63	128	52	-	-	-	64	307
Average price ($/oz.)	397	395	382	-	-	-	420	398
Average barrier level ($/oz.)	434	429	419	-	-	-	420	426
Knock out (down and out)
Amount	5	38	42	66	54	117	30	352
Average price ($/oz.)	404	406	426	434	448	426	469	432
Average barrier level ($/oz.)	353	356	387	378	366	376	382	374
Total
Maximum committed ounces (v)	885	1,533	1,645	1,485	1,479	1,266	1,771	10,064
Put options purchased (vi)
Amount	1,203	683	514	341	154	119	142	3,156
Average price ($/oz.)	351	407	419	448	419	410	440	394
Put options sold (vii)
Amount	240	80	80	-	-	-	-	400
Average price ($oz.)	265	250	250	-	-	-	-	259

Contingent call options purchased not included in the above table total 0.3 million ounces at an average price of $407 per ounce.

	2004	2005	2006
Silver (000s ounces):
Fixed forward contracts (i)
Amount	250	-	1,200
Average price ($/oz.)	7.17	-	6.25
Call options sold (ii)
Amount	1,575	1,560	1,200
Average price ($/oz.)	5.26	5.25	7.10
Total committed amount	1,825	1,560	2,400
Average price ($/oz.)	5.52	5.25	6.68
Put options purchased (viii)
Amount	1,575	1,560	1,200
Average price ($/oz.)	4.90	4.90	6.00
Copper (millions of pounds):
Fixed forward contracts (i)
Amount	81.0	14.9	-
Average price ($/lb.)	0.892	1.031	-
Call options sold (ii)
Amount	66.1	84.3	-
Average price ($/lb.)	0.978	1.072	-
Total committed amount
Amount	147.1	99.2	-
Average price ($/lb.)	0.931	1.066	-
Put options purchased (vi)
Amount	59.5	84.3	-
Average price ($/lb.)	0.881	0.973	-
Put options sold (vii)
Amount	6.6	-	-
Average price ($/lb.)	0.752	-	-

(i)

Forward sales contracts - Forward sales establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting potential gains on price increases. The types of forward sales contracts used include:

a)

Fixed forward contracts - a deliverable sales contract, denominated in U.S. dollars, where the interest rate and gold lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.

b)

Fixed interest floating lease rate contracts - a deliverable sales contract, denominated in U.S. dollars, which has the U.S. dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 4 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

c)

A$ forward contracts - a deliverable sales contract denominated in Australian dollars that has been converted to U.S. dollars at an exchange rate of 1.3104. On a portion of these contracts, the gold lease rates have been fixed to maturity. The remaining contracts include a lease rate allowance or are floating at market rates.

Forward sales that are offset by call options purchased are combined with the call option purchased and included in put options purchased. Please refer to item (vi).

(ii)

Call options sold and cap agreements - Call options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase production from the Corporation at a predetermined price on the exercise date of the option. Cap agreements represent sales contracts requiring physical delivery of gold at the prevailing spot price or the cap option price at the expiry date of the contract. Call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options. Call options denominated in Australian dollars have been converted to U.S. dollars at an exchange rate of 1.3104.

(iii)

Firm Committed ounces - Firm committed ounces is the total of forward sales and call options and cap agreements sold net of call options purchased. It does not include any contingent option commitments, whether bought or sold.

(iv)

Contingent call options sold - Contingent call options sold are option contracts denominated in Australian dollars that have been converted to U.S. dollars at an exchange rate of 1.3104. These contracts are similar to standard call options except that they are extinguished or activated when the gold price reaches a predetermined barrier. Contingent options are path-dependent since they are dependent on the price movement of gold during the life of the option or within specified time frames.

Knock-out options consist of down and out options and up and out options. A down and out option will expire early if the gold price trades below the barrier price within specified time frames whereas an up and out option will expire early if the gold price trades above the barrier price within specified time frames.

Knock-in options consist of up and in and down and in options. An up and in option will come into existence if the gold price trades above the barrier price within specified time frames whereas a down and in option will come into existence if the gold price trades below the barrier price within specified time frames.

As of March 31, 2004, the positions disclosed as contingent call options sold have not been extinguished (knocked out) or activated (knocked in) as the gold price has not traded above or below the barrier levels during the specified time frames. In the event these positions are activated they will be reclassified to call options sold.

(v)

Maximum committed ounces - Maximum committed ounces is the total of firm committed ounces and contingent call options sold. This total represents the maximum committed ounces in each period, provided the contingent call options sold are not extinguished or are activated and the contingent call options purchased are not activated.

(vi)

Put options purchased - Put options purchased by the Corporation establish a minimum sales price for the production covered by such put options and permit the Corporation to participate in any price increases above the strike price of such put options. Certain positions disclosed as put options are a combination of a purchased call option and a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument is referred to as a synthetic put.

(vii)

Put options sold - Put options sold by the Corporation are sold in conjunction with a forward sales contract or with the purchase of a higher strike put option. A put option sold gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.

At March 31, 2004, Placer Dome's consolidated foreign currency program consists of:

	Maturity Period	Quantity	Average Price
	(to the year)	(millions of USD)	(AUD/USD)
Australian dollars
Fixed forward contracts	2007	$129	$1.8146
Put options sold	2007	$54	$1.6483
Total committed dollars		$183	$1.7655
Call options purchased	2007	$83	$1.4868

Fixed forward contracts establish an exchange rate of U.S. dollar to the operating currency of the region at the time they are entered into, thereby limiting the risk of exchange rate fluctuations.

Put options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase U.S. dollars from the Corporation at a predetermined exchange rate on the exercise date of the options.

Call options purchased by the Corporation establish a minimum exchange rate for converting U.S. dollars to the operating currency of the region for the amount hedged, but permit the Corporation to participate in any further weakness in the hedged currency.

9.

Commitments and Contingencies

(a)

At March 31, 2004, Placer Dome has outstanding commitments of approximately $30 million under capital expenditure programs.

(b)

In September 2002 Placer Dome Canada Limited ("PDC") lost a tax appeal in the Ontario Superior Court related to a reassessment of Ontario mining taxes for the 1995 and 1996 taxation years. On the basis of the decision, Ontario mining tax and related interest increased by approximately $1 million for the years in question. Late in the fourth quarter of 2002 Placer Dome (CLA) Limited ("PDCLA"), the successor to PDC through amalgamation, was reassessed with respect to the same issue for the 1997 and 1998 taxation years. Ontario mining tax and related interest increased by approximately $17 million for these two taxation years. PDC and PDCLA paid all taxes and related interest up to and including the 1997 taxation year by December 31, 2002 and paid the 1998 reassessment liability early in January 2003. In the third quarter of 2003, PDCLA was reassessed with respect to the same issue for 1999, Ontario mining tax and related interest increased by approximately $21 million for this taxation year. The 1999 reassessment liability was paid in the fourth quarter of 2003. The Corporation filed an appeal of the decision to the Ontario Court of Appeal in 2003 and is awaiting the result of the case which was heard in March 2004. Should Placer Dome lose, the total tax and interest payable would be approximately $77 million of which $39 million has been paid as noted above.

(c)

In addition to the above, reference is made to note 18 to the Consolidated Financial Statements included in the Annual Report and Annual Information Form / Form 40-F. Placer Dome is subject to various investigations, claims and legal and tax proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Placer Dome. The Corporation has established accruals for matters that are probable and can be reasonably estimated. Management believes that any liability that may ultimately result from the resolution of these matters in excess of amounts provided will not have a material adverse effect on the financial position or results of operations of the Corporation.

10.

Common Shares

The Corporation follows the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-based Compensation", for stock options granted to employees and directors. Had compensation cost for these grants been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Corporation's net earnings (loss) and net earnings (loss) per share would have been adjusted to the pro forma amounts indicated below:

	For the three months ended
	2004 $	2003 $
Net earnings - as reported	60	63
Net earnings - pro forma	57	60
Net earnings per share - as reported	0.15	0.15
Net earnings per share - pro forma	0.14	0.15

Placer Dome has three share option plans, two of which reserve shares of common stock for issuance to employees and directors. At March 31, 2004, there were 10.5 million vested and 6.1 million unvested stock options outstanding.

11.

Canadian GAAP

a)

Reconciliation from U.S. GAAP to Canadian GAAP

The consolidated financial statements of Placer Dome Inc. have been prepared in accordance with accounting principles generally accepted in the U.S. and the accounting rules and regulations of the Securities and Exchange Commission ("U.S. GAAP") which differ in certain material respects from those principles and practices that Placer Dome would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in Canada ("Canadian GAAP"). The following is a reconciliation of the net earnings (loss) between the U.S. and the Canadian basis:

	For the three months ended March 31
	2004 $	2003 $
Net earnings reported under USGAAP	60	63
Interest and financing expense(i)(ii)	1	6
Unrealized non-hedge derivatives (iii)	7	(14)
Difference due to write-down values for Osborne and Porgera (iv)	(3)	(3)
Stock-based compensation (vii)	(2)	-
Change in accounting policies (v)	-	17
Other	2	1
Taxes	(2)	(5)
Net earnings reported under Canadian GAAP	63	65

The significant differences between Canadian and U.S. GAAP that impact the consolidated financial statements of Placer Dome include the following:

(i)

Preferred Securities of $77 million (December 31, 2003 - $77 million), under U.S. GAAP, are accounted for as long-term debt. Under Canadian GAAP, these securities are accounted for as equity with the related interest expense reported as dividend. On redemption of the Preferred Securities, gains and losses are reported in the statement of earnings as investment income under U.S. GAAP, whereas under Canadian GAAP, it is credited to contributed surplus. The interest expense/dividends in the first quarter were $2 million (2003- $6 million).

(ii)

In October, 2003 Placer Dome issued $230 million of senior convertible debentures. Under the U.S. basis, these are accounted for as debt. Under the Canadian basis, there is a debt and an equity portion. The proceeds of the offering are allocated between the debt and equity portion using the residual method. The debt portion is determined by discounting its cash flows using a market interest rate for comparable debt instruments and the equity portion, reflected in contributed surplus, represents the difference between the proceeds and the amount allocated to the debt portion. The carrying value of the debt is accreted to its face value through periodic charges to interest expense. The amount of accretion in the first quarter of 2004 was $1 million.

(iii)

Under U.S. GAAP, metal option (puts and calls) contracts which are not settled through physical delivery and foreign currency forward and option (puts and calls) contracts that are used for managing non-specific foreign cost exposures are marked-to-market with the change in value recorded in earnings in the period as non-hedge derivative gains (losses). Under Canadian GAAP, all such contracts are accounted for off balance sheet with the exception of open call positions which follow the same accounting as U.S. GAAP and those currency contracts acquired, which were set up at market value on the date of acquisition. Under Canadian GAAP, gains (losses) realized on metal option contracts are included in sales, and gains (losses) realized on foreign currency forward and option contracts are included in cost of sales.

(iv)

 Prior to 2003, under the U.S. basis, impairment provisions on long-lived assets were calculated on a fair value basis whereas under the Canadian basis they were calculated on an undiscounted basis. In 2000, Placer Dome wrote down certain assets, resulting in differences in the carrying values of Porgera and Osborne. The difference remaining on the balance sheet at March 31, 2004 is $76 million (December 31, 2003 - $80 million).

(v)

On January 1, 2003, under the U.S. basis, Placer Dome adopted FAS 143, "Accounting for Asset Retirement Obligations" (see note 2), and under the Canadian basis, adopted CICA 3110, "Asset Retirement Obligations", which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. Under the U.S. basis, it was applied prospectively with a cumulative effect of $17 million booked through earnings in the first quarter of 2003. Under the Canadian basis the new policy was applied retroactively with restatement of 2002 and 2001 comparative figures and an increase to the net earnings in 2002 and 2001.

(vi)

The investment in La Coipa (50%) is in the form of an incorporated joint venture. Under U.S. GAAP, La Coipa is accounted for on an equity basis at $35 million (December 31, 2003 - $36 million), whereas under Canadian GAAP the investment is proportionately consolidated with a net balance of $44 million (December 31, 2003 - $46 million) recorded under Property, plant and equipment. Although this impacts individual line items, the net earnings impact is nil.

(vii)

Under the U.S. basis, in accordance with SFAS No. 123 "Accounting for Stock-based Compensation" ("SFAS 123"), Placer Dome applies Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in the accounting for employee stock option plans, and follows the disclosure only provisions of SFAS 123. For stock options granted to employees and directors, no compensation expense is recognized because the exercise price is equal to the market price of Placer Dome's common stock on the date of grant. For Canadian dollar denominated stock options granted to non-Canadian employees, variable accounting is applied. For stock options granted to personnel at joint ventures, deferred compensation charges based on the fair value of the options granted are expensed over the vesting period. Under the Canadian basis, the Company has, effective January 1, 2003, prospectively early adopted CICA 3870 "Stock Based Compensation", which requires fair value accounting for all stock options issued during the year.

(vii)

In addition to the above, reference is made to the Canadian basis consolidated financial statements in the Management Proxy Circular and Statement filed with various Canadian regulatory authorities and note 20(d) to the 2003 Consolidated Financial Statements included in the Annual Report and Annual Information Form/Form 40-F.

b)

Management's Discussion and Analysis

Management's Discussion and Analysis in this document is based on consolidated financial statements of Placer Dome Inc. prepared in accordance with U.S. GAAP. Set out below are the significant differences if the Management's Discussion and Analysis had been based on Canadian GAAP.

  Consolidated net earnings in accordance with Canadian GAAP for the first quarter of 2004 were $63 million ($0.15 per share after dividends on preferred securities) compared with $65 million ($0.15 per share) the same period in 2003.

  Pre-tax non-hedge derivative gains in the first quarter of 2004 were $nil million (2003 - $34 million). Included in this amount are net unrealized non-cash gains of $2 million (2003 - gain of $35 million), the 2003 gains were primarily related to the mark-to-market value changes on foreign currency forward and option contracts and Australian dollar denominated metal derivative instruments acquired with AurionGold, which do not qualify for hedge accounting, covering future periods.

  Interest and financing expenses were $18 million in the first three months of 2004, respectively (2003 - $12 million). The increase relates to interest on debt entered into in 2003 after the end of the first quarter.

  Consolidated short-term and long-term debt balances at March 31, 2004, were $1,072 million, compared with $1,070 million at December 31, 2003. Financing activities in the first quarter of 2004 included net debt additions of $1 million and the issuance of $15 million of common shares. Financing activities in the first three months of 2003 included $200 million of 6.375% 30-year debentures raised through a private placement and the repayment of $137 million of debt assumed in the AurionGold acquisition. There were no dividend payments in the first quarter of 2004, in the first quarter of 2003 $2 million in dividends was paid relating to the preferred shares.

Vancouver-based Placer Dome Inc. operates 18 mines on five continents. The company's shares trade on the Toronto, New York, Swiss and Australian stock exchanges and Euronext-Paris under the symbol PDG.

Placer Dome will host a conference call to discuss first quarter results at 6:00am PDT/ 9:00am EDT on Tuesday, April 27. North American participants may access the call at (800) 298-3006. International participants please dial (416) 620-5690. The call will also be webcast on the Placer Dome website at www.placerdome.com. The conference call will be available for replay until May 27, 2004 by dialling 416-626-4100, reservation number 21192402.

For further information on this report please contact:

Investor Relations: Greg Martin (604) 661-3795

Media Relations: Theresa Coles (604) 661-1911

On the internet: www.placerdome.com

For enquiries related to shares, transfers and dividends please contact:

CIBC Mellon Trust Company

Toll-free within North America (800) 387-0825

Collect calls accepted from outside North America (416) 643-5500

Head Office

Suite 1600, Bentall IV

1055 Dunsmuir Street

(PO Box 49330,

Bentall Postal Station)

Vancouver, British Columbia

Canada V7X 1P1

Tel: (604) 682-7082

Fax: (604) 682-7092

CAUTIONARY NOTE

Some of the statements contained in this report are forward-looking statements, such as estimates and statements that describe Placer Dome's future plans, expectations, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as "believes", "anticipates", "intends", "expects", "estimates", "may", "could", "would", "will" or "plan". Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, mineral reserves, resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs, and Placer Dome's financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, environmental, legislative and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome's mining activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under "Management's Discussion and Analysis" or detailed in Placer Dome's filings with securities regulatory authorities. This list is not exhaustive of the factors that may affect any of Placer Dome's forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on Placer Dome's forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. "Placer Dome" is used in this report to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. "Placer Dome's share" is defined to exclude minority shareholders' interest. The "Corporation" and "the company" refer to Placer Dome Inc.

Placer Dome does not undertake to update any forward-looking statement that may be made from time to time by Placer Dome or on its behalf, except in accordance with applicable securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.

(Registrant)

By:  /s/ Geoffrey P. Gold

Geoffrey P. Gold

Vice-President, Associate General Counsel

and Assistant Secretary

Date:  April 27, 2004

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